

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

John M. Franck II, Esq.
Vice President and Corporate Secretary
HCA Holdings, Inc.
One Park Plaza
Nashville, Tennessee 37203

      Re: HCA Holdings, Inc.
             Information Statement Pursuant to Section 14(c) of the
             Securities Exchange Act of 1934
             Filed February 7, 2011
             File No. 001-11239

Dear Mr. Franck:

      We have limited our review of your filing to the issue we have addressed in our comment below. Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Action 2—Amendment and Restatement of HCA Holdings, Inc. Certificate of Incorporation, page 14

1. We note that you will be amending numerous provisions of the company's certificate of incorporation which materially affect shareholder's rights. Please revise your disclosure to provide a more clear and complete description of each amended provision and compare each to the current provisions of the certificate of incorporation.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Crotty at (202) 551-3563 or me at 202-551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director